Mail Stop 4561
Via Fax (952) 897-4555

November 13, 2007

David J. Steichen
Chief Financial Officer
Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota

   Re: **Analysts International Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed on March 15, 2007
      File No. 000-04090

Dear Mr. Steichen:

   We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 9A. Controls and Procedures, page 9

1.   We note your disclosure on page 9 of your Form 10-K that your "Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the rules of the Securities Exchange Commission." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports pursuant to Rule 13a-15(e) of the Exchange Act.

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 26

2.   We note on page 2 of your Form 10-K that you provide a range of services offerings, including information technology consulting, software development, and other services. Please tell us what accounting literature you are relying on in recognizing revenue (i.e. SAB 104, SOP 97-2, EITF 00-21, SOP 81-1, etc.) for each of your service offerings and whether any of your service arrangements include multiple elements.

3.   We note from your disclosures on page 12 of your annual report that you recognize revenue on a "gross versus net basis" for subsupplier revenue, as the Company retains credit risk and is the primary obligor. Please clarify whether you record revenue for the entire arrangement or for the fixed portion of the fee to cover management and administrative costs on a gross basis. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements. Specifically please address whether the Company or subsuppliers are responsible for fulfillment.

4.   We also note on page 10 of your annual report that you act as a reseller for Cisco and other telephony products, which is recorded as product revenue. Please clarify whether you record product revenue on a gross or net basis and tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

Other Intangible Assets, page 27

5.   Tell us why you believe that acquired trade names were deemed to have an indefinite useful life. In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets. In addition, we note that customer relationships are amortized over a period of four to 20 years. Please quantify and tell us the net carrying value of customer lists by each acquisition as of December 30, 3006 and December 31, 2005, the date of each acquisition, and the associated useful life for each acquisition. We may have further comments.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379, Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief